SEC 4/4/03

03015953

VF 4-3-03

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SEC MAIL PROCESSING SECTION RECEIVED MAR 3 1 2003 WASH, D.C. 181

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SEC FILE NUMBER
8- 31924

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wells Investment Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6200 The Corners Parkway, Suite 250
(No. and Street)

Norcross GA 30092
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas P. Williams (770-243-8124) or Bob McCullough (770-243-8449)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, Suite 2800, Atlanta, GA 30308
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 10 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas P. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wells Investment Securities, Inc., as of December 31st, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

L. A. WOLEK NOTARY EXPIRES GEORGIA JUNE 10, 2006 PUBLIC COBB COUNTY

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTICE PURSUANT TO SEC RULE 17a-11

FROM:	VIA FACSIMILE TO:	
WELLS INVESTMENT SECURITIES	NASD – Washington, DC	202-728-8881
CRD # 15252	NASD - District #7 - Atlanta	404-237-9290
	SEC - Regional Office - Miami	305-536-7465
	SEC - Washington, DC	202-942-4623

PURPOSE

This letter constitutes the NOTICE OF DEFICIENCY as required under SEC Rule 17a-11 subparagraph (b)(1) for Wells Investment Securities (WIS). As a result of adjustments made during the annual audit for the period ended December 31, 2002, the firm's net capital declined below the minimum amount required pursuant to SEC Rule 15c3-1.

BACKGROUND

Wells Investment Securities is a distributor broker/dealer for the various securities products issued and sponsored by the subsidiaries of Wells Real Estate Funds, Inc. (WREF). In the past year, WIS engaged a new audit firm, Ernst & Young, LLP (E&Y) to conduct the annual audit of WIS for the fiscal year that ended December 31, 2002. As a normal course of the audit, the auditors examined the contracts and agreements entered into by WIS. A number of these agreements related to the financing arrangement for the advancing of commissions derived from the sale of the "Class B" shares of the Wells-affiliated mutual fund that offer a "Contingent Deferred Sales Charge" (CDSC). Such financing arrangements are typical and customary in the brokerage industry.

Upon review, the auditors questioned whether these contracts and agreements adequately supported the company's determination that the risks and rewards of ownership of these CDSC assets did not reside with WIS. Upon further review by company management, on March 27, 2003, management became aware of facts indicating that WIS was the owner of the CDSC assets and, based on this analysis, should have recorded them in the statement of financial condition of WIS with a corresponding liability to the Wells affiliate providing the internal financing. The effect of these items was to recalculate non-allowable assets, increasing such amount by approximately $731,000 and to recalculate aggregate indebtedness, increasing such amount by approximately $861,000.

NET CAPITAL

The net capital computation resulted the following as of December 31, 2002:

Total Assets	$6,527,388
Total Liabilities	$6,010,031
Net Worth	$ 517,357
Non-Allowable Assets	$ (770,922)
Tentative Net Capital	$ (253,565)
Haircuts	$ (138,871)
Adjusted Net Capital	$ (392,436)
Less:Required Minimum Net Capital (based on 6.6667% of AI)	$ 400,671
Excess (deficient) Net Capital	$ (793,107)

REMEDY

To immediately remedy this net capital deficiency, WIS has accepted and deposited on March 27, 2003, a $2.5 million cash infusion from its owner, Wells Real Estate Funds, Inc. (WREF). This cash infusion has been treated as additional paid in capital and is not subject to repayment or any liability on behalf of the broker/dealer.

Additionally, on March 27, 2003, WIS transferred all available funds from its money market account with Bank of America to its FDIC insured daily depository account, and closed the money market account.

In the near future, the contracts will be revised to properly structure the financing of advanced commissions whereby the financing source will be external to the broker/dealer. This will remove all non-allowable assets and liabilities relating to the financing of the commissions from the books and records of the broker/dealer. This is expected to occur within the next 30 days.

CONTACT

The contact persons on this matter are Doug Williams or Bob McCullough at Wells Investment Securities at 770-243-8449.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Wells Investment Securities, Inc.

Year ended December 31, 2002
with Report of Independent Auditors

Wells Investment Securities, Inc.

Financial Statements
and Supplemental Schedules

Year ended December 31, 2002

Contents

ERNST & YOUNG

■ Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

■ Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

To the Stockholder of
Wells Investment Securities, Inc.

We have audited the accompanying statement of financial condition of Wells Investment Securities, Inc. (a wholly owned subsidiary of Wells Real Estate Funds, Inc.) as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wells Investment Securities, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

March 28, 2003

0212-0376251

Wells Investment Securities, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 952,081
Commissions and fees receivable from affiliates *(Note 2)*	4,804,385
Prepaid expenses	39,451
Other assets, net *(Note 2)*	731,471
Total assets	$6,527,388
Liabilities and stockholder's equity	
Liabilities:	
Due to affiliates *(Note 2)*	$3,047,281
Accounts payable	2,776,604
Income taxes payable	186,146
Total liabilities	6,010,031
Commitments and contingencies	
Stockholder's equity:	
Common stock ($1 par value; 100,000 shares authorized; 6,000 shares issued and outstanding)	6,000
Additional paid-in capital	110,902
Retained earnings	400,455
Total stockholder's equity	517,357
Total liabilities and stockholder's equity	$6,527,388

See accompanying notes.

Wells Investment Securities, Inc.

Statement of Income

Year ended December 31, 2002

Revenues:	
Selling commissions	$ 95,567,013
Fees	33,731,276
Other commission income	75,909
Interest and other income	39,302
Total revenues	129,413,500
Expenses:	
Selling commissions re-allowed to participating broker-dealers	95,499,440
Marketing fees re-allowed to broker-dealers	14,950,963
Salaries and wages	17,943,586
Amortization of non-current assets	182,381
Mutual Fund service fees	64,770
General and administrative	157,548
SIPC and NASD fees	64,846
Total expenses	128,863,534
Income before taxes	549,966
Provision for income taxes	(210,078)
Net income	$ 339,888

See accompanying notes.

Wells Investment Securities, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock		Additional		Total
	Shares	Amount	Paid-in Capital	Retained Earnings	Stockholder's Equity
Balance at January 1, 2002	6,000	$6,000	$110,902	$ 60,567	$177,469
Net income	–	–	–	339,888	339,888
Balance at December 31, 2002	6,000	$6,000	$110,902	$400,455	$517,357

See accompanying notes.

Wells Investment Securities, Inc.

Statement of Cash Flows

Year ended December 31, 2002

Cash flows used in operating activities	
Net income	$ 339,888
Adjustments to reconcile net income to net cash used in operating activities:	
Amortization expense	182,381
Changes in assets and liabilities:	
Commissions and fees receivable from affiliates	(3,025,308)
Prepaid expenses	(13,687)
Due to affiliates	1,145,558
Accounts payable	998,752
Income taxes payable	172,653
Net cash used in operating activities	(199,763)
Cash flows used in investing activities	
Additions to other assets, net	(502,294)
Net cash used in investing activities	(502,294)
Cash flows from financing activities	
Advances from affiliates	413,165
Net cash provided by financing activities	413,165
Net decrease in cash and cash equivalents	(288,892)
Cash and cash equivalents at beginning of year	1,240,973
Cash and cash equivalents at end of year	$ 952,081
Supplemental information	
Income taxes paid	$ 23,932

See accompanying notes.

Wells Investment Securities, Inc.

Notes to Financial Statements

December 31, 2002

1. Organization and Summary of Significant Accounting Policies

Organization and Business

Wells Investment Securities, Inc. (the Company) was organized on April 20, 1984 as a corporation under the Georgia Business Corporation Code, and commenced operations on May 22, 1984. The Company became a wholly owned subsidiary of Wells Real Estate Funds, Inc. (WREF) upon formation of the parent company on February 17, 1997.

The Company's sole purpose is to operate as a broker-dealer of securities for affiliated companies. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers (NASD).

The Company does not hold customer securities or customer funds, and accordingly, the Company qualifies for the exemption provisions of the Securities and Exchange Commission customer protection rule (Rule 15c3-3).

The Company acts as an agent in connection with the management, coordination, and distribution of shares of Wells Real Estate Investment Trust, Inc. (Wells REIT), Wells S&P REIT Index Fund (the Mutual Fund), partnership units of the Wells Real Estate Funds, and interests in certain affiliated private ventures. Wells Capital, Inc. (Capital), an affiliate of the Company, acts as Advisor to the Wells REIT, the Wells Real Estate Funds, and the affiliated private ventures. Wells Asset Management (WAM), an affiliate of the Company, acts as Advisor to the Mutual Fund. The Company, Capital and WAM are all subsidiaries of WREF.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

1. Organization and Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company's revenues are primarily comprised of selling commissions and fees earned as compensation in connection with the distribution of shares of the Wells REIT, partnership units of the Wells Real Estate Funds, and investments in the affiliated private ventures. Commissions and fees are recognized on a trade-date basis.

The Company re-allows virtually all selling commissions and up to 1.5% of fees earned on the distribution of securities in the Wells REIT, the Wells Real Estate Funds, and the affiliated private ventures to the participating broker-dealers who originated the transaction.

The Company currently waives all fees to which it is contractually entitled to receive from the Mutual Fund.

Cash and Cash Equivalents

The Company maintains three accounts consisting of demand deposits and short-term investments with two financial institutions. Two of these accounts are insured up to $100,000 per institution by the U.S. Federal Deposit Insurance Corporation (FDIC). The total deposits generally exceeded the insurance limits during the year. Other financial instruments that potentially subject the Company to credit risk consist entirely of the due from affiliates described in Note 2.

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is based on management's evaluation of possible uncollectible accounts. As of December 31, 2002, all outstanding receivables are due from affiliates of the Company, and as such, management believes that all receivables are fully collectible and that an allowance for doubtful accounts is not considered necessary.

1. Organization and Summary of Significant Accounting Policies (continued)

Other Assets

Other assets consist of commissions financed by the Company on behalf of investors in the Wells REIT, Wells Real Estate Funds, and the Mutual Fund. Commissions financed on behalf of the Mutual Fund are amortized over six years and one year for the Class B shares and Class C shares in the Mutual Fund, respectively. Commissions financed on behalf of Wells REIT and Wells Real Estate Funds are reimbursed to the Company over a six year period from a portion of the distributions that are otherwise due to the investors.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, whereby deferred taxes are provided for based upon the differences between the financial statement and tax basis of assets and liabilities using currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. As of December 31, 2002 and 2001, the Company had no deferred tax assets or liabilities.

Liabilities

The Company had no liabilities subordinated to claims of creditors as of December 31, 2002.

Risks and Uncertainties

The Company deals exclusively in interests in the Wells REIT, the Wells Real Estate Funds, the Mutual Fund, and other affiliated private ventures for essentially all of its revenues. The Company's operations would be significantly impacted by a decline in services provided to these affiliates. Consequently, any such decline could have a detrimental effect on the financial condition and results of operations of the Company.

2. Related Party Transactions

All fees and selling commissions are received from the Wells REIT, the Wells Real Estate Funds and certain affiliated private ventures. Fees are calculated as 2.5% of gross investment proceeds, net of redemptions. Selling commissions are generally calculated as 7% of gross investment proceeds raised by the Wells REIT and Wells Real Estate Funds, and up to 5% of gross investment proceeds raised by the affiliated private ventures. Commissions and fees receivable from affiliates as of December 31, 2002 is summarized as follows:

Wells Real Estate Fund XIII	$ 48,207
Wells Real Estate Investment Trust	4,756,178
Total	$4,804,385

At December 31, 2002, other assets represent amounts related to the financing of sales commissions by the Company for sales of securities offered by the Wells REIT, the Wells Real Estate Funds, and the Mutual Fund. Capital has provided the necessary funding for this financing. Due to affiliates includes $861,090 due to Capital as reimbursement for this funding. The Company's right to these sales commissions are pledged as collateral for a $500,000 bank loan made to Capital.

Capital pays the salary and wages of internal wholesalers, as well as certain costs of administrative overhead on behalf of the Company. The Company was charged $17,991,586 from Capital during 2002, which is included in salaries and wages and general and administrative expenses in the accompanying statement of income.

The Company shares office space with Wells Management Company, Inc. (Wells Management), an affiliate of the Company. The Company reimbursed Wells Management $2,400 for the use of the office facilities during the year.

The Company also reimbursed Capital for Mutual Fund service fees paid to external broker-dealers on its behalf totaling $64,770.

3. Net Capital Computation

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1.

As a result of the matters described in more detail in Note 6, the Company recalculated its net capital and required net capital, resulting in net capital and required net capital as of December 31, 2002 to be $(392,436) and $400,671, respectively. Accordingly, the Company also recalculated its ratio of aggregate indebtedness to net capital to be (15.3) to 1 as of December 31, 2002, which was below the allowable limits pursuant to Rule 15c3-1. See Note 6 for additional discussion.

During the fourth quarter of 2002, the Company was informed by the NASD that it was in technical violation of the net capital requirements during the third quarter of 2002 relating to the investment of cash balances in an overnight reverse repurchase investment account as reflected in an amended Focus Report filed for the third quarter of 2002. The reverse repurchase account was subsequently canceled and all monies were transferred to a money market account with an unaffiliated bank.

4. Income Tax Provision

For financial reporting purposes, all of the income tax expense pertained to current federal and state income taxes. The provision for income taxes for the year ended December 31, 2002 is summarized as follows:

	Federal	State	Total
Provision for income taxes (statutory tax rate of 38%)	$178,792	$31,286	$210,078
Less amount paid during the year	(20,912)	(3,020)	(23,932)
Income taxes payable	$157,880	$28,266	$186,146

5. Commitments and Contingencies

There was no pending litigation against the Company as of December 31, 2002.

The NASD recently initiated an investigation pursuant to which it requested the production of various documents relating to Capital's 2001 and 2002 Educational Conferences and has taken investigative testimony in connection therewith. It is not known at this time whether the NASD intends to file any enforcement action as a result of this investigation, nor is it possible to predict the outcome of an enforcement action should one be filed.

6. Subsequent Events

On March 27, 2003, the Company became aware of certain facts resulting in recalculations and apparent deficiencies in its net capital and ratio of aggregate indebtedness, as of December 31, 2002. The primary cause of these deficiencies related to the accounting for the financing of sales commissions paid upon sales of securities of the Wells REIT, the Wells Real Estate Funds, and the Mutual Fund. These commission advances, which have been previously recorded by Capital, are now recorded as other assets of the Company in the Statement of Financial Condition. These assets are not included in allowable assets for the calculation of minimum net capital. Also contributing to this net capital deficiency is a 15% haircut which was applied to the balance of cash maintained in the money market account at December 31, 2002, since a portion of the Money Market Fund is invested in reverse repurchase agreements. On March 27, 2003 the following steps were taken to remedy this situation:

- the Company closed its money market account with an unaffiliated bank and moved all available funds into the Company's daily depository account, which is insured by the FDIC
- WREF made a $2.5 million cash capital contribution to the Company.

As a result of these actions, the Company believes that it is in compliance with Rule 15c3-1, and maintains both the required level of minimum net capital as well as an allowable ratio of aggregate indebtedness to net capital as defined under this rule.

On March 28, 2003 the Company notified both the local district office of the NASD and the SEC of this matter as required by SEC Rule 17a-11(g) and by filing an amendment to the December 31, 2002 Focus Report.

Supplemental Schedules

Wells Investment Securities, Inc.

Schedule I
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2002

Net capital	
Total stockholder's equity	$ 517,357
Deduct assets not allowable for net capital	(770,922)
Tentative net capital	(253,565)
Haircuts	(138,871)
Net capital	$ (392,436)
Aggregate indebtedness	
Items included in statement of financial condition:	
Total liabilities	$6,010,031
Total aggregate indebtedness	$6,010,031
Computation of basic net capital requirement	
Minimum net capital required	$ 400,671
Net capital deficit at 1500%	$ (793,107)
Net capital deficit at 1000%	$ (993,439)
Ratio: aggregate indebtedness to net capital	(15.3) to 1
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2002)	
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 445,712
Audit adjustments:	
Other commission and interest income	89,129
Provision for income taxes	(186,146)
Adjustments to salaries and wages and other expenses	129,211
Non-allowable assets and haircuts	(870,342)
Net capital per above	$ (392,436)

Wells Investment Securities, Inc.

Schedule II
Statement Regarding SEC Rule 15c3-3

December 31, 2002

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Board of Directors
Wells Investment Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Wells Investment Securities, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving internal control and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2002, and these conditions do not affect our report on the financial statements of the Company dated March 28, 2003.

Condition:

On March 27, 2003, the Company became aware of certain facts resulting in recalculations and apparent deficiencies in its net capital and ratio of aggregate indebtedness, as of December 31, 2002. The primary cause of these deficiencies related to the accounting for the financing of sales commissions paid upon sales of securities of the Wells REIT, the Wells Real Estate Funds, and the Mutual Fund. These commission advances, which have been previously recorded by Wells Capital Inc., are now recorded as other assets of the Company in its Statement of Financial Condition. These assets are not included in allowable assets for the calculation of minimum net capital. Also contributing to this net capital deficiency is a 15% haircut which was applied to the balance of cash maintained in the money market account at December 31, 2002, since a portion of the Money Market Fund is invested in reverse repurchase agreements. These matters collectively represent material inadequacies that caused the financial statement amounts previously reported in the Company's Focus Reports to be materially misstated.

Company's Response:

On March 27, 2003 the following steps were taken to remedy the deficiency described above:

- The Company closed its money market account with an unaffiliated bank and moved all available funds into the Company's daily depository account, which is insured by the FDIC

- Wells Real Estate Funds, Inc., the Company's sole stockholder, made a $2.5 million cash capital contribution to the Company.

As a result of these actions, the Company believes that it is in compliance with Rule 15c3-1, and maintains both the required level of minimum net capital as well as an allowable ratio of aggregate indebtedness to net capital as defined under this rule.

On March 28, 2003 the Company notified both the local district office of the NASD and the SEC of this matter as required by SEC Rule 17a-11(g) and by filing an amendment to the December 31, 2002 Focus Report.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Except for the conditions described above, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

March 28, 2003